UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C/A-U: Progress Update
☐ Form C/ A/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C/A/AR: Annual Report
☐ Form C/A-AR/A: Amendment to Annual Report
☐ Form C/A-TR: Termination of Reporting

Name of issuer
FourQ Technologies, Inc.

Legal status of issuer

    Form
    C-corp

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 17, 2018

Physical address of issuer
10203 Arcola Lane North, Stillwater, MN 55082

Website of issuer
https://www.shiftposts.com

Current number of employees
2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$563,172	$51,405
Cash & Cash Equivalents	$563,172	$37,482
Accounts Receivable	$11,210	$0
Short-term Debt	$174,975	$143,636
Long-term Debt	$2,600,000	$675,000
Revenues/Sales	$304,801	$37,464
Cost of Goods Sold	$261,566	$0
Taxes Paid	$0	$0
Net Income (Loss)	($659,000)	($680,297)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C)
April 29, 2021

FourQ Technologies, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary, FourQ Technologies Canada ("the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Stillwater, Minnesota. The Company provides on-demand workforce management for the pharmacy and other healthcare industries through their software platform and app.

The Company is located at 10203 Arcola Lane North, Stillwater, MN 55082. The Company's website is https://www.shiftposts.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's international operations could be affected by a variety of parameters. These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has outstanding convertible debt. The Company issued convertible equity securities for cash proceeds of $2,575,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,575,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company has outstanding Related Party debt. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in the above summary for convertible debt with outstanding balances amounting to approximately $242,191 and $200,000 as of December 31, 2020 and 2019, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

BUSINESS

Description of the Business
FourQ Technologies, Inc. (dba ShiftPosts) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and other healthcare locations enable real time, end-to-end workforce management through its platform, ShiftPosts.

Business Plan

Problem:

Any episode of Grey's Anatomy demonstrates the complexity of giving good patient care. The coordinator of any health care facility needs the right person with the right skills at the right place at the right time. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. Planning and scheduling is intuitive, the tools are not. ShiftPosts changes that.

Today, schedulers employ several inadequate tools like custom spreadsheets, accounting platforms, or simple platforms like "When I work". Spreadsheets are what coordinators know, and accounting platforms are used because labor is typically 50% of overhead and overtime needs controlling.

Healthcare employment has hard-line rules on credentials, infractions, geography and identity. ShiftPosts allows this information to be recorded in a framework that provides verifiable proof-of-work history, credentials, and infractions - available in real-time. When you post shifts with ShiftPosts, scheduling goes from days to minutes, eliminating a huge burden in healthcare operations.

Solution:

With ShiftPosts, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball and free-agents: everyone knows the position they play and where they can pinch hit, but given the needs of the coordinator, they may be playing for a different team tomorrow.

When you manage the permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, over the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Elizabeth Cooper	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' strategy and mission as well as other start-ups
Dave McLean	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' accounting, legal, and financing matters and other advising
Patrick Fry	Board Member	Responsible for leading FourQ Technologies' business and technical development and other advising

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti-Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	650,000	YES	N/A	N/A	**49.6%**	N/A
2018 Equity Option Plan	350,000	N/A	N/A	N/A	**7.6%**	N/A
Series A Preferred	560,880	N/A	N/A	N/A	**42.8%**	N/A
Convertible Notes	$2,575,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has outstanding convertible debt. The Company issued convertible equity securities for cash proceeds of $2,575,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,575,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

The Company has outstanding Related Party debt. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in the above summary for convertible debt with outstanding balances amounting to approximately $242,191 and $200,000 as of December 31, 2020 and 2019, respectively.

Other current company debt consists of accounts payable and other accrued expenses during the normal course of business operations.

Ownership

A majority of the Company is owned by several individuals. There are no individuals who hold 20% or more of the company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
None	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary ("ShiftPosts", or "the Company") is a Delaware corporation incorporated on September 17, 2018, and is headquartered in Stillwater, Minnesota. The Company provides on-demand SaaS solutions for healthcare workforce management, specifically pharmacies, through their software platform and app.

Liquidity and Capital Resources

We have approximately $536,172 in cash on hand as of December 31, 2020 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed Convertible Note Round	March 2021	Regulation CF & Reg D, 506(c)	Convertible Note	$2,575,000	Working Capital

The Regulation CF & Regulation D, 506(c) offering was made pursuant to an initial Form C filed in 2020, with SI Securities, LLC as intermediary.

The only prior equity issuance was an issuance of preferred stock by the company in exchange for acquisition assets. During November 2018, the Company issued 560,880 preferred shares in exchange for assets purchased (source code, domain name and goodwill) from a Canadian company, ShiftPosts, in an asset purchase agreement. There were no other issuances of preferred shares in the year ended December 31, 2019. At both December 31, 2019 and 2018, the Company had 560,880 preferred shares issued and outstanding. Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and do not participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at liquidation or any time after January 1, 2022, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's articles of incorporation.

Dilution

Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Bad Actor Disclosure
None.

Ongoing Reporting
This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/*Elizabeth Cooper* *Elizabeth Cooper*
(Signature)

Elizabeth Cooper
(Name)

Co - Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/*Elizabeth Cooper* *Elizabeth Cooper*
(Signature)

Elizabeth Cooper
(Name)

Co - Chief Executive Officer
(Title)

April 29, 2021
(Date)

/s/*Dave McLean*
(Signature)

Dave McLean
(Name)

Co - Chief Executive Officer
(Title)

April 29, 2021
(Date)

/s/*Patrick Fry*
_____
(Signature)

Patrick Fry
_____
(Name)

Board Member
_____
(Title)

April 29, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

FOURQ Technologies Inc
A Delaware Corp Operations
in US and Canada

FourQ Technologies Canada Inc
240 Richmond Street West Suite 3-111
Toronto, Ontario, M5V 1V6

FourQ Technologies Inc.

DBA



2020 Company Certified Financials

(Unaudited)

Certification

I certify that these financial statements are true and complete in all material aspects.

Elizabeth Cooper
_____

Elizabeth Cooper
Co - Chief Executive Officer

FourQ Technologies Canada Inc. (ShiftPosts.com)
Profit and Loss
January - December 2020

		Total
INCOME		
40000 Revenue & Sales		
41100 Sales		34,526.66
41103 Full-Time/Part-Time Placement Fees		6,000.00
41110 DPR Group - Relief		2,022.00
41111 DPR Group - FT/PT Placement		2,200.00
Total 41100 Sales	**$**	**44,748.66**
41400 Billable Expense Income[*]		327,820.20
42650 Discounts given		-410.44
42700 Refunds-Allowances		58.23
Total 40000 Revenue & Sales	**$**	**372,216.65**
Services		-359.83
Total Income	**$**	**371,856.82**
GROSS PROFIT	**$**	**371,856.82**
EXPENSES		
60000 General & Admin		30.00
61000 Bank Charges		0.00
61100 Finance & Interest Charges		1.44
61200 Standard / Monthly Fees		55.89
61300 Transaction Fees		159.86
61400 Merchant Fees		6,128.91
Total 61000 Bank Charges	**$**	**6,346.10**
64000 Office Expenses		
64100 Computer Supplies & Software		109.00
64500 Shipping & Postage		64.65
Total 64000 Office Expenses	**$**	**173.65**
66000 Professional & Consulting		317.25
66100 Accounting & Bookkeeping		524.00
66200 Legal		2,197.45
Total 66000 Professional & Consulting	**$**	**3,038.70**
67700 Rent or lease payments		22,399.28
Total 60000 General & Admin	**$**	**31,987.73**
65000 Subcontracted Supplier Costs		
65100 Pharmacy Professional Fees		319,111.00
65110 Travel		
65111 Auto & Car Rental		1,581.12

65112 Flights		756.86
65114 Hotel & Accommodations		661.05
65119 Other Travel		1,345.53
Total 65110 Travel	**$**	**4,344.56**
Total 65000 Subcontracted Supplier Costs	**$**	**323,455.56**
68000 Payroll Expenses		
68200 Salaries, Wages & Benefits		61,207.68
68500 Payroll Processing Fees		304.75
Total 68000 Payroll Expenses	**$**	**61,512.43**
69000 IT & Development		
69100 Development		
69110 Subcontractors		1,704.17
Total 69100 Development	**$**	**1,704.17**
69200 Subscription & Platform Fees		
69201 Business Services		605.47
69202 Hosting Services		16,351.20
69203 Telephony & Conferencing		686.88
Total 69200 Subscription & Platform Fees	**$**	**17,643.55**
69300 Computer & Hardware Services		118.64
Total 69000 IT & Development	**$**	**19,466.36**
70000 Sales & Marketing		5,150.00
70300 Contractors & Agencies		21,843.60
70400 Research		280.77
71000 Advertising & Promotion		5,142.15
71050 Graphic Design		3,385.00
71100 Business Gifts		141.89
71200 Conference & Tradeshows		762.50
71400 Print Advertising		80.00
71600 Online & Social Media Ads		39.61
Total 71000 Advertising & Promotion	**$**	**9,551.15**
72000 Travel		
72400 Hotels & Accommodations		194.23
Total 72000 Travel	**$**	**194.23**
73000 Working Meals & Entertainment		76.84
Total 70000 Sales & Marketing	**$**	**37,096.59**
Total Expenses	**$**	**473,518.67**
OTHER INCOME		
42000 CEWS		15,604.50
Total Other Income	**$**	**15,604.50**
PROFIT=CANADIAN DOLLARS	**-$**	**86,057.35**

Tuesday, Apr 13, 2021 01:48:33 PM GMT-7 - Accrual Basis

USD Equivalent CAN: .837 Ave rate of Exchange 2020	**$**	**(72,030.00)**

FOURQ Technologies Canada Inc. is a wholly owned subsidiary of FourQ Technologies USA Inc.

FourQ Technologies USA Inc.
Profit and Loss
January - December 2020

	Total	
INCOME		
40000 Revenue & Sales	**$**	**0**
41100 Sales	$	
41103 Full-Time/Part-Time Placement Fees	$	
41110 DPR Group - Relief	$	
41111 DPR Group - FT/PT Placement	$	
Total 41100 Sales	$	
41400 Billable Expense Income	$	
42650 Discounts given	$	
42700 Refunds-Allowances	$	
Total 40000 Revenue & Sales	$	
Services	$	
Total Income	$	
GROSS PROFIT	**$**	**0**
EXPENSES		
60000 General & Admin		
61000 Bank Charges	$	480
61100 Finance & Interest Charges		
61200 Standard / Monthly Fees		
61300 Transaction Fees	$	62,250
Total 61000 Bank Charges		
64000 Office Expenses		
64100 Computer Supplies & Software		
64500 Shipping & Postage		
Total 64000 Office Expenses		
66000 Professional & Consulting		
66100 Accounting & Bookkeeping	$	10,737
66200 Legal	$	17,137
Total 66000 Professional & Consulting		

67700 Rent or lease payments		
Total 60000 General & Admin		
65000 Subcontracted Supplier Costs		
65100 Pharmacy Professional Fees		
65110 Travel		
65111 Auto & Car Rental		
65112 Flights		
65114 Hotel & Accommodations		
65119 Other Travel		
Total 65110 Travel		
Total 65000 Subcontracted Supplier Costs		
68000 Payroll Expenses		
68200 Salaries, Wages & Benefits	$	114,637
68500 Payroll Processing Fees		
Total 68000 Payroll Expenses		
69000 IT & Development		
69100 Development	$	324,339
69110 Subcontractors		
Total 69100 Development		
69200 Subscription & Platform Fees		
69201 Business Services		
69202 Hosting Services		
69203 Telephony & Conferencing		
Total 69200 Subscription & Platform Fees		
69300 Computer & Hardware Services		
Total 69000 IT & Development		
70000 Sales & Marketing		
70300 Contractors & Agencies	$	57,390
70400 Research		
71000 Advertising & Promotion		
71050 Graphic Design		
71100 Business Gifts		
71200 Conference & Tradeshows		
71400 Print Advertising		
71600 Online & Social Media Ads		
Total 71000 Advertising & Promotion		
72000 Travel		
72400 Hotels & Accommodations		
Total 72000 Travel		
73000 Working Meals & Entertainment		
Total 70000 Sales & Marketing		
Total Expenses	$	586,970
OTHER INCOME		

Total Other Income		
PROFIT	$	**(586,970)**
Combined Loss for US and CAN*	$	**(659,000)**

Notes: * this represents our COGS in CAN at $319,111 equivalent of USD $261,566

** Conversion of Loss from CAN operations to USD $86,057.35 * .837 = USD $72,030

***Combined Loss of CAN operations in USD $72,030 + $586,970 = -$659,000 USD